November 26, 2007	David A. Broadwin Emerging Enterprise Center 781.895.5905 dab@foleyhoag.com

Via EDGAR

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington D.C. 20549 Mail Stop 6010 Attn: Tom Jones
Re:	Technest Holdings, Inc.
Amendment No. 1 to Preliminary Information Statement
filed on November 20, 2007
File No. 000-27023

Dear Mr. Jones:

On behalf of Technest Holdings, Inc. (the “Company”), I write to supplement the Company’s November 20, 2007 response to Ms. Peggy A. Fisher’s letter of November 14, 2007, in connection with the Company’s Preliminary Information Statement on Schedule 14C filed on October 26, 2007, and amended on November 20, 2007 (the “Information Statement”).

As mentioned in our telephone conversion today, for business reasons, the Company plans to close the transactions described in the Information Statement on December 31, 2007.  In order to give the Company time to prepare, print and mail the Information Statement in definitive form in accordance with the requirements of Regulation 14C, the Company hopes to clear comments and finalize the Information Statement before December 5, 2007.  Any assistance you can provide in reviewing and responding to the Company’s responses and the Information Statement will be most appreciated.  Please feel free to contact me directly at (781)895-5905 or Suzette O’Connor, General Counsel to the Company, at (540)207-3057.

Thank you for your prompt attention and continued assistance with this filing.

        Regards,

            /s/ David A. Broadwin

            David A. Broadwin

cc:   Joseph Mackin, Technest Holdings, Inc.
Gino Pereira, Technest Holdings, Inc.
Suzette O’Connor, Technest Holdings, Inc.